

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via E-mail
Amílcar L. Jordán-Pérez
Vice President and Chief Financial Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920

      Re: Triple-S Management Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 14, 2012
              File No. 001-33865

Dear Mr. Jordán-Pérez:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask that you provide us information so we may better understand your disclosures.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
20. Statutory Accounting, page 64

1. Please provide us proposed disclosure to be included in future filings to address the following:
   - Although you disclose on page 20 that you and your insurance subsidiaries currently meet and exceed the minimum capital requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.
   - Clarify whether there is a difference between unassigned surplus and the capital and surplus disclosed in the table as well as capital and surplus as required by ASC 944-505-50-1.

- Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.
- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Triple-S Management Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.
- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant